Primary Business Name: DEALERWEB LLC **BD Number: 19662**

BD - AMENDMENT

04/16/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) Yes ( ) No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BRUNER, CHRISTIAN ADAM	I	BOARD MEMBER	01/2023	NA	Y	N	5661505
CLACK, AMY	I	BOARD MEMBER	01/2025	NA	Y	N	4882071
COTTER, RICHARD JOSEPH JR	I	PRINCIPAL FINANCIAL OFFICER	04/2009	NA	Y	N	1611037
GALINDO, JORGE ALBERTO JR	I	PRINCIPAL OPERATIONS OFFICER	09/2018	NA	Y	N	2501261
HUESTIS, TIMOTHY DANIEL	I	EXECUTIVE REPRESENTATIVE	08/2023	NA	Y	N	4931620
MCKEON, ALFRED PETER	I	PRESIDENT	09/2004	NA	Y	N	1666355
SERRAO, ASHLEY NEIL	I	BOARD MEMBER	01/2023	NA	Y	N	5360541
SULLIVAN, MICHAEL FRANCIS	I	CHIEF COMPLIANCE OFFICER	10/2018	NA	Y	N	3254037
TRADEWEB IDB MARKETS, INC.	DE	OWNER	10/2008	E	Y	N	26-3349289
WOOD, ELISABETH KIRBY	I	BOARD MEMBER	01/2023	NA	Y	N	4929181
ZUCKER, SCOTT DAVID	I	CHIEF RISK OFFICER	08/2024	NA	Y	N	4632822
ZUCKER, SCOTT DAVID	I	BOARD MEMBER	10/2008	NA	Y	N	4632822